UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2015

PMC-Sierra, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-19084	94-2925073
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1380 Bordeaux Drive

Sunnyvale, CA 94089

(408) 239-8000

(Address of principal executive offices, including zip code)

(408) 239-8000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On November 24, 2015, PMC-Sierra, Inc., a Delaware corporation (the “Company” or “PMC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Microsemi Corporation, a Delaware corporation (“Microsemi”), and Lois Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Microsemi (“Merger Sub”).

The Offer and the Merger

Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) for any and all outstanding shares of common stock of the Company (the “Company Common Stock”), for $9.22 in cash and 0.0771 of a share of common stock of Microsemi per share of Company Common Stock (the “Offer Price”), without interest and subject to any required withholding for taxes, and Merger Sub will subsequently merge with into the Company (the “Merger”). In the Merger, the Company, as the surviving corporation, will become a wholly-owned subsidiary of Microsemi, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional stockholder approvals, and each issued and outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury of the Company, shares of Company Common Stock owned by Microsemi or any subsidiary of Microsemi (including Merger Sub) or shares of Company Common Stock owned by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Offer Price. Microsemi intends to fund the Offer Price with a combination of cash on hand and committed debt financing.

As a result of the Merger, at the closing of the transaction (i) each PMC stock option will vest in full and be cancelled and each option holder will receive a payment of a combination of cash and Microsemi stock that together equal the positive difference, if any, between (x) the cash consideration and the stock consideration described in the Merger Agreement and (y) the exercise price applicable to the stock option, multiplied by the number of shares of PMC stock for which the option was exercisable, less any amount required to be withheld; (ii) vested PMC RSUs will be canceled and the holder of each vested RSU will receive a combination of cash and Microsemi stock equal to the per share cash consideration and stock consideration, determined pursuant to the terms of the Merger Agreement, multiplied by the number of shares of PMC stock subject to such vested RSU, less any amount required to be withheld; and (iii) unvested PMC RSUs will be converted into Microsemi RSUs with the same terms, including vesting requirements, as the original grant, except that (A) the number of shares covered by the award will be adjusted to account for the companies’ different trading prices and maintain the value of the awards at the time of conversion, and (B) if Microsemi reasonably determines prior to the closing that it would not be permitted to consummate the Merger without the prior approval of its stockholders under applicable laws or the rules of the NASDAQ Stock Market (“Nasdaq”), it may provide that any converted RSUs will be settled by an equivalent cash payment in lieu of a share award. For purposes of this paragraph, PMC RSUs that are subject to performance-based vesting will be treated in the same way as unvested RSUs, assuming achievement of target-level performance with respect to each performance period, performance cycle or measurement cycle applicable thereto, and will thereafter be subject to time-based vesting.

Closing Conditions

The obligation of each party to consummate the Offer and the Merger is subject to the satisfaction or waiver of customary closing conditions set forth in the Merger Agreement, including (i) at least a majority of the outstanding Company Common Stock, when added to shares of Company Common Stock already owned by Microsemi or any of its controlled subsidiaries (including Merger Sub), having been validly tendered into (and not withdrawn from) the Offer prior to the expiration date of the Offer (the “Minimum Condition”), (ii) shares of Microsemi common stock issuable pursuant to the Offer and the Merger having been registered pursuant to a registration statement filed by Microsemi with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC, (iii) shares of Microsemi common stock issuable pursuant to the Offer and the Merger having been authorized for listing on Nasdaq, (iv) the expiration or termination of any applicable regulatory waiting periods and/or receipt of regulatory clearance, (v) the absence of any order or ruling prohibiting the consummation of the Merger, and (vi) subject to certain exceptions, the accuracy of the other party’s representations and warranties and compliance with covenants. In addition, the obligation of Microsemi and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver of the condition that no material adverse effect on the Company shall have occurred since the date of the Merger Agreement. Microsemi’s and the Company’s obligations are not subject to any financing condition.

Representations and Warranties; Covenants

Each of the Company, Microsemi and Merger Sub has made customary representations and warranties and covenants in the Merger Agreement, including covenants to use their respective reasonable best efforts to secure required regulatory approvals. In addition, the Company has agreed to other customary covenants, including, among others, covenants to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the closing of the Merger, and not to solicit alternative transactions or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction, and Microsemi and Merger Sub have agreed to other customary covenants, including, among others, covenants to use their reasonable best efforts to consummate the committed debt financing.

Termination and Termination Fees

The Merger Agreement contains certain termination rights for each of the Company and Microsemi, including, among others, if the exchange offer is not consummated at or prior to 11:59 p.m. (New York City Time) on March 31, 2016. Upon termination of the Merger Agreement under specified circumstances, including a termination by the Company to enter into an agreement for an alternative transaction pursuant to a “superior proposal,” the Company has agreed to pay Microsemi a termination fee of $88,500,000 and to reimburse Microsemi for a termination fee paid to Skyworks Solutions, Inc. (“Skyworks”) of $88,500,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger. It is not intended to provide any other factual information about the Company. The representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Microsemi or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 1.02. Termination of a Material Definitive Agreement.

On November 23, 2015, PMC sent notice to Skyworks that, pursuant to the terms of the Amended and Restated Agreement and Plan of Merger by and among PMC, Skyworks, and Amherst Acquisition, Inc., dated as of October 29, 2015 (the “Skyworks Merger Agreement”), PMC terminated the Skyworks Merger Agreement in order to enter into the Merger Agreement.

In connection with the termination by PMC of the Skyworks Merger Agreement, Microsemi paid Skyworks a termination fee on behalf of PMC in the amount of $88.5 million.

Item 8.01. Other Events.

On November 24, 2015, PMC and Microsemi issued a joint press release announcing entry into the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and incorporated in its entirety herein by reference.

Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between Microsemi and PMC, the expected timetable for completing the transaction, and the potential benefits of the transaction, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against PMC or its directors or Microsemi related to the merger agreement; the possibility that various conditions to the consummation of the Microsemi exchange offer and merger may not be satisfied or waived, including the receipt of all regulatory clearances related to the merger; the failure of Microsemi to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the merger agreement or otherwise; uncertainty as to how many shares of PMC common stock will be tendered into the Microsemi exchange offer; the risk that the Microsemi exchange offer and merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Microsemi and PMC, the ultimate outcome of Microsemi’s operating strategy applied to PMC and the ultimate ability to realize synergies; the effects of the business combination on Microsemi and PMC, including on the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations, and potential difficulties in employee retention as a result of the merger; risks related to Microsemi’s ability to successfully implement its acquisition strategy or integrate other acquired companies; uncertainty as to the future profitability of businesses acquired by Microsemi, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions by Microsemi; risks related to Microsemi’s reliance on government contracts for a significant portion of its sales, including impacts of any termination or renegotiation of such contracts, uncertainties of governmental appropriations and national defense policies and priorities and effects of any past or future government shutdowns; the risk of downturns in the highly cyclical semiconductor industry; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC, including, but not limited to, those detailed in PMC’s Annual Report on Form 10-K for the year ended December 27, 2014 and PMC’s most recent quarterly report filed with the SEC, and Microsemi’s Annual Report on Form 10-K for the year ended September 27, 2015 filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information to be Filed with the SEC

This document relates to a pending business combination transaction between Microsemi and PMC. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Microsemi will file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. Microsemi and a wholly-owned subsidiary of Microsemi will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. PMC will file a recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. PMC and Microsemi may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which PMC or Microsemi may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction.

Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov. In addition, PMC’s stockholders will be able to obtain free copies of such materials by contacting Joel Achramowicz at (408) 239-8630.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of November 24, 2015, by and among PMC-Sierra, Inc., Microsemi Corporation, and Lois Acquisition Corp.

99.1	Joint press release issued by PMC-Sierra, Inc. and Microsemi Corporation on November 24, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PMC-SIERRA, INC.

Dated: November 24, 2015	By:	/s/ Alinka Flaminia
		Name:	Alinka Flaminia
		Title:	Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of November 24, 2015, by and among PMC-Sierra, Inc., Microsemi Corporation, and Lois Acquisition Corp.

99.1	Joint press release issued by PMC-Sierra, Inc. and Microsemi Corporation on November 24, 2015